

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Francis C. Poli
Executive Vice President
Cohen & Steers Capital Management, Inc.
280 Park Avenue
New York, NY 10017

> **Re: Cohen & Steers Income Opportunities REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted July 22, 2022**
> **CIK No. 0001939433**

Dear Mr. Poli:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-11 submitted July 22, 2022

Cover Page

1. We note that you have elected to be taxed as a REIT and that this is a blind pool offering. Please include the disclosure required by Industry Guide 5, as applicable, or provide us with a detailed legal analysis explaining why you do not believe Guide 5 is applicable to your offering. Please also refer to Securities Act Release 33-6900 (June 17, 1991) and CF Disclosure Guidance: Topic No. 6 for additional guidance.

2. We note that Cohen & Steers expects to purchase your shares or operating partnership units. Please confirm the following and include revised disclosure under appropriate captions in your prospectus:

- whether you currently have any shares outstanding from the private offering;
- which Cohen & Steers entities have participated or will participate in the private offering;
- whether the private offering is or will be made to investors other than Cohen & Steers;
- when the private offering will terminate in relation to the commencement of the registered offering; and
- the factors you will consider in determining the offering price for the shares or units.

3. We note your disclosure on page 4 that as a perpetual-life, non-listed REIT you may consider a liquidity event at any time in the future, you are not obligated by your charter or otherwise to effect a liquidity event at any time. Please revise your risk factor bullet points on the cover page to disclose that you have no requirement to ever provide liquidity.

4. Please revise your summary risk factors to disclose if true, that there is no limit on the amount of leverage you may incur.

Prospectus Summary
How is an investment in shares of your common stock different from listed REITs?, page 6

5. We note your disclosure that your board of directors determined the initial offering price of your shares in its sole discretion. Please expand your disclosure to describe factors considered in determining such offering price. Please refer to Item 505(a) of Regulation S-K.

What fees do you pay to the Advisor and its affiliates?, page 19

6. Please clarify whether you may increase the compensation payable to your advisor and its affiliates without notice to, or consent of, your stockholders.

Risk Factors
Risks Related to Conflicts of Interest, page 86

7. Please expand your risk factors to address the conflicts of interest arising from the nature and timing of the performance participation interest calculation and accrual. In this regard, we note your disclosure that, because distributions with respect to the performance participation interest are calculated from the Operating Partnership's Total Return over a calendar year, the Special Limited Partner may be entitled to receive compensation under the performance participation for a given year, even if some of your stockholders who purchased shares during such year experienced a decline in NAV per share. We also note your disclosure that, because the estimated performance participation allocation accrues monthly, stockholders whose shares are repurchased during a given year may have their

shares repurchased at a lower NAV per share at such time, even if no performance participation allocation for such year is ultimately payable to the Special Limited Partner at the end of such year.

Estimated Use of Proceeds, page 108

8.   We note the assumption that you will sell the maximum primary offering amount of $2.4 billion in this best efforts offering. Please tell us what consideration you gave to presenting tabular information assuming less than the maximum offering amount is raised. Additionally, as there is no minimum, please revise the Estimated Use of Proceeds section and where appropriate to address the possibility you raise substantially less than the maximum.

Investment Guidelines and Portfolio Allocation, page 113

9.   We note your disclosure that your board may revise your investment policies without the approval of your stockholders. Please revise to clarify how you will notify stockholders of changes in your investment policies.

Management, page 126

10.   Please describe any termination fees that may be payable to your adviser, dealer manager or any of their affiliates.

Compensation
Stockholder Servicing Fees, page 137

11.   Please revise your disclosure to clearly state that investors will pay stockholder servicing fees on shares acquired as part of your distribution reinvestment plan. In this regard, we note your disclosure on page 138 that gross proceeds will include the gross proceeds of any shares issued under your distribution reinvestment plan. Please clarify how the issuance of DRIP shares impacts your NAV calculation, which is used as the basis for determining the ongoing stockholder servicing fee, and describe the impact that a NAV different from the assumed $10 per share would have on the amount and length of time over which the stockholder servicing fee will be paid.

Conflicts of Interest, page 145

12.   Please revise to address any conflict of interest which may arise as the result of the management fee waiver.

13.   We note your disclosure on page 146 and elsewhere in the prospectus that there may be overlap of investment opportunities with Other Cohen & Steers Accounts. Please consider expanding your disclosure to provide insight into the size of any competing funds, and any additional procedures you have to allocate opportunities.

Plan of Operation
Liquidity and Capital Resources, page 164

14.   Please revise to disclose the amount of organization and offering expenses incurred by your Advisor on your behalf to date. In this regard, we note your disclosure that your Advisor will advance all of your organization and offering expenses and that you will reimburse the Advisor for all such advanced expenses.

Share Repurchases, page 239

15.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1, 2017) please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

16.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

General

17.   We note that you intend to price your shares monthly based on NAV. Please supplementally provide us with your template for future NAV disclosures.

18.   Please supplementally provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5 and CF Disclosure Guidance: Topic No. 3. In addition, please confirm that you will continue to provide us sales materials prior to use for the duration of the registered offering.

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

20.   Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act. Please refer to Item 502(b) of Regulation S-K.

You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Benjamin Wells, Esq.